NEWS RELEASE

Financial Statements For The Year Ended December 31, 2006 and Financial Outlook for 2007

Vancouver, Canada – April 11, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) released today its financial statements for the year ended December 31, 2006 (all amounts in $CA unless otherwise stated), and its financial outlook for 2007.

Sales in 2006 totalled $17.8 million from the production of 1.35 million oz silver (net of gold credits) or US$12.51 per oz, from the Company’s Guanacevi Mines in Durango, Mexico. The first year of Endeavour’s consolidated financial for its Mexican subsidiaries is 2006, so there is no comparable sales period from 2005.

Cost of sales in 2006 totalled $10.4 million. Cash costs were approximately US$6.55 per oz of payable silver net of gold credits and adjusted for the date of acquisition (Jan 28, 2006). Mine operating profits before administrative costs and non-cash items amounted to $7.4 million.

After all costs including corporate, future tax and stock based compensation, Endeavour recorded a loss of $4.1 million, or $0.11 per share in 2006. The Consolidated Statements of Operations are shown below:

		Year Ended	Ten Months Ended	Year Ended
		December 31,	December 31,	February 28,
	Notes	2006	2005	2005

Sales		$17,768	$-	$-

Cost of sales		10,401	-	-
Depreciation and depletion		2,992	-	-
General and administrative		2,891	2,571	1,122
Corporate development		521	97	303
Stock-based compensation		3,994	1,372	1,499
Impairment of mineral properties		-	-	43
Operating loss		3,031	4,040	2,967

Foreign exchange gain (loss)		560	(415)	75
Income (loss) from property option interest	7(b)	138	(1,353)	-
Investment and other income		1,094	139	327

Loss before taxes and other items		1,239	5,669	2,565
Non-controlling interest		1,311	-	-
Income tax provision	12	1,598	-	-
Loss for the period		$4,148	$5,669	$2,565

Basic and diluted loss per share		$0.11	$0.23	$0.15

Weighted average number of shares outstanding		37,713,913	24,518,980	17,664,000

Cash operating costs were higher than forecast due to a jump in mine labour costs, as the Guanacevi Mines switched from contract to employee labour, and higher plant costs, due to a lack of plant availability during the mill expansion program. The operations were being prepared for a higher production rate in 2007. Management expects cash costs to decline below US$6 per oz in 2007, as rising production should drive unit costs down.

At December 31, 2006, Endeavour held $48.1 million in current assets, including $37.1 million in cash and equivalents, both up more than double from 2005. Current liabilities at year-end were $3.5 million and future income tax and asset retirement liabilities totalled $4.6 million. The Company has no long term debt.

Shareholders equity jumped 120% to $63.9 million in 2006, as shown in the Consolidated Balance Sheet below:

		As at December 31
	Notes	2006	2005

ASSETS

Current assets
Cash and cash equivalents		$37,137	$18,476
Marketable securities	4	3,506	-
Accounts receivable and prepaids	5	3,614	1,739
Inventories	6	3,797	85
Due from related parties	11	40	5,688
Total current assets		48,094	25,988

Mineral property, plant and equipment	7	25,246	4,412
Total Assets		$73,340	$30,400

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$3,541	$1,343
Income taxes payable		5	-
Total current liabilities		3,546	1,343

Asset retirement obligations	8	1,112	-
Future income tax liability	12	3,463	-

Total liabilities		8,121	1,343

Non-controlling interest		1,311	-

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 42,373,988 shares (2005 - 32,366,330 shares)	9	75,395	39,706
Contributed surplus		5,868	2,558
Deficit		(17,355)	(13,207)
Total shareholders' equity		63,908	29,057
		$73,340	$30,400

Nature of Operations (note 1)
Commitments and contingencies (notes 3 and 7)
Subsequent events (note 15)

See accompanying notes to the consolidated financial statements

For 2007, Endeavour is forecasting sales of $36 million to $39 million, based on 2.6 million oz silver production from Guanacevi, using a US$12 per oz silver price, US$600 per oz gold price and a 0.85 $US/$CA exchange rate. Costs of sales are expected to come in around $17 to $20 million, or US$5.75 to $6.75 per oz, generating a mine operating profit of approximately $19 million before taxes.

Once the Company completes its review of expanded production plans for the recently announced acquisition of the Unidad Bolanitos mines and plant in Guanajuato, Mexico, a revised 2007 forecast including Bolanitos will be released at the end of the second quarter.

The Company’s operations were previously undertaken by private corporations and in remote locations in Mexico. The officers and staff of those private corporations have previously not been required to maintain disclosure controls or internal controls over financial reporting to the same standard now required. The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to local Mexican taxation regulatory matters. Significant time has been spent by senior financial staff on proving balances in the Mexican subsidiaries as at December 31 2006. More rigorous reporting and control standards have been introduced since year end. Management and senior financial staff will continue to closely monitor the financial reporting from the operations in Mexico. Management and the Audit Committee intend to engage additional external audit services to perform additional procedures including the testing of internal controls and the review of the accuracy of financial reporting progressively through 2007 until the control weaknesses are remedied (see M.D & A for December 31 2006 for further comments).

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:
/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.